UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                       April 4,
2019

  Craig S. Comeaux
  Secretary
  Argo Group International Holdings, Ltd.
  110 Pitts Bay Road
  Pembroke HM 08, Bermuda

          Re:     Argo Group International Holdings, Ltd.
                  PRER14A preliminary proxy statement filing made on Schedule
14A
                  Filed on April 4, 2019 by Argo Group International Holdings, Ltd.
                  File No. 001-15259

  Dear Mr. Comeaux,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

           Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Schedule 14A

  Corporate Governance, Committees and Meetings of the Board of Directors, page
13

  1. Argo represents that it "regularly rotates the Chair of [its] committees." Please advise us, with a view toward revised disclosure, of the names of the Chair of each Committee named in this section as well as the names of the two previous individuals to hold those positions.

  Compensation Discussion and Analysis, page 63

  2. Argo states that "[i]n conjunction with the renegotiation and renewal of Mr. Watson's employment agreement in November of 2018, the Board determined that Mr. Watson would no longer be eligible to receive housing and home leave and travel allowances effective
     January 1, 2019." Please advise us of the basis of the participants' conclusion that Mr.
     Watson is "no longer eligible" to receive such benefits. For example, please explain, with a view toward revised disclosure, if a prior document authorized or otherwise provided for housing, home leave and travel allowances, and if so, the name of such document.
 Craig S. Comeaux
Argo Group International Holdings, Ltd.
April 4, 2019
Page 2

Annex C | Supplemental Information Regarding Participants, page C-1

Company Securities Purchased or Sold, page C-2

3. While we recognize that, pursuant to Rule 14a-5(a), negative responses to line items need not be disclosed in the proxy statement, certain publicly available information, particularly that which is reported under 16, suggests some information required by Item 5(b)(1) of Schedule
   14A may have been inadvertently omitted. Please confirm that the participants' transaction histories are consistent with the information reported on Form 4, or advise us of the legal basis for ostensibly excluding the complete transaction histories of Mark E. Watson III, Jay
   S. Bullock, Kathleen Nealon, and Gary V. Woods. In addition, please reconcile how the following participants, as determined under Instruction 3 to Item 4 of
Schedule 14A,
   seemingly have been entirely omitted from the transaction history table:
Thomas A. Bradley,
   Jose Hernandez, Matthew Harris, Dymphna Lehane, Kevin Rehnberg, and Axel Schmidt.


       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions

cc:     Adam M. Givertz, Esq.